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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                               The O'Gara Company
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   67083U 10 2
                                 (CUSIP Number)


         * The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










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CUSIP NO.  67083U 10 2                                                     13G
------------------------------------------------------------------------------

1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MeesPierson Management (Guernsey) Ltd.
--------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       Not applicable
                                                                   (a)      [ ]

                                                                   (b)      [ ]

--------------------------------------------------------------------------------
3)     SEC USE ONLY

--------------------------------------------------------------------------------
4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       BVI, United Kingdom
-------------------------------------------------------------------------------
              NUMBER                 (5)    SOLE VOTING POWER  - 0 -
                OF
              SHARES                -------------------------------------------
           BENEFICIALLY              (6)    SHARED VOTING POWER  793,095
              OWNED
                BY                  -------------------------------------------
               EACH                  (7)    SOLE DISPOSITIVE POWER  - 0 -
            REPORTING
              PERSON                --------------------------------------------
               WITH                  (8)    SHARED DISPOSITIVE POWER  793,095

-------------------------------------------------------------------------------

9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       793,095
--------------------------------------------------------------------------------
10)    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*
       [ ]
       Not applicable
--------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       11.9%
--------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

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Item 1(a)         Name of Issuer:  The O'Gara Company



     1(b)         Address of Issuer's Principal Executive Offices:
                                             9113 LeSaint Drive
                                             Fairfield, Ohio  45014


Item 2(a)         Name of Person Filing:  MeesPierson Management (Guernsey) Ltd.


     2(b)         Address of Principal Business Office:
                                                    Bordage House, LeBordage,
                                                    P.O. Box 253
                                                    St. Peter Port, Guernsey
                                                    Channel Islands GYI 3QJ


       2(c)       Citizenship:  BVI, United Kingdom


       2(d)       Title of Class of Securities:  Common Stock, $.01 par value


       2(e)       CUSIP Number:  67083U 10 2


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a) [ ]    Broker or Dealer registered under Section 15 of the Act

       (b) [ ]    Bank as defined in Section 3(a)(6) of the Act

       (c) [ ]    Insurance Company as defined in section 3(a)(19) of the Act

       (d) [ ] Investment Company registered under section 8 of the Investment Company Act

       (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

       (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

       (g) [ ] Parent Holding Company, in accordance with section 240.13d-1(b)(ii)(G) (Note: See Item 7)



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       (h) [ ]    Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

                  Not applicable. The filing person may be deemed to have had beneficial ownership of the reported shares, identified in
                  Item 4 below, prior to the Issuer's initial public offering.

Item 4. Ownership (as of December 31, 1996)


       (a) Amount Beneficially Owned:  793,095 shares


       (b) Percent of Class:  11.9%


       (c) Number of shares as to which such person has:

           (i)    sole power to vote or to direct the vote:  - 0 -

           (ii)   shared power to vote or to direct the vote:  793,095 shares

           (iii)  sole power to dispose or to direct the disposition of:  - 0 -

           (iv)   shared power to dispose or to direct the disposition of:
                  793,095 shares


Item 5.    Ownership of Five Percent or Less of a Class

           Not applicable


Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           As a result of informal understandings and working relationships, the voting and disposition of these shares of stock can be expected to be considered as being directed by Thomas M. O'Gara.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           Not applicable


Item 8.    Identification and Classification of Members of the Group

           Not applicable




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Item 9.    Notice of Dissolution of a Group

           Not applicable


Item 10. Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


       Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 7, 1997           MeesPierson Management (Guernsey) Ltd.



                                  By:   /s/ S.L. Giles    /s/ A. Smith
                                  ---------------------------------------------
                                        Name: S.L. Giles and A. Smith
                                        Title:  Authorized Signatories




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